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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                              Cal-Maine Foods, Inc.
                              (Name of the Issuer)

                              Cal-Maine Foods, Inc.
                        (Name of Person Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    128030202
                      (CUSIP Number of Class of Securities)
                             ----------------------

                               Fred R. Adams, Jr.
                              Chairman of the Board
                           and Chief Executive Officer
                              Cal-Maine Foods, Inc.
                            3320 Woodrow Wilson Drive
                                Jackson, MS 39207
                                 (601) 948-6813

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)
                                 with copies to:

                            Peter E. Panarites, Esq.
                                 Foley & Lardner
                               3000 K Street, N.W.
                                    Suite 500
                             Washington, D.C. 20007
                                 (202) 295-4019
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This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

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                            CALCULATION OF FILING FEE

     Transaction Valuation*                         Amount of Filing Fee**
---------------------------------             ----------------------------------

         $75,482,600                                       $15,097

* Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, the value of the securities proposed to be acquired consists of (i) the estimated $6,100,000 of cash to be paid in lieu of the issuance of fractional shares of common stock and (ii) the $69,382,600 market value of the 9,737,908 whole shares of common stock to be converted into new shares of common stock in the reverse split.

** Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, consists of one-50th of one percent of the (i) cash to be paid in lieu of fractional shares; and (ii) market value of the whole shares to be issued based on the average of the high and low prices reported in the Nasdaq National Market for the shares on August 27, 2003.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid:    $_____         Filing Party: Cal-Maine Foods, Inc.
  Form of Registration No.:  Schedule 14A   Date Filed:   September 4, 2003


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                        RULE 13e-3 TRANSACTION STATEMENT

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement is being filed by Cal-Maine Foods, Inc. (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation providing for: (i) a 1-for-2,500 reverse stock split of the Company's common stock and (ii) a cash payment of $7.35 per share for the currently outstanding common stock in lieu of the issuance of any resulting fractional shares of common stock (the "Reverse Stock Split Proposal").

     The Reverse Stock Split Proposal is upon the terms and subject to the conditions set forth in the preliminary proxy statement for the Company's Annual Meeting scheduled to be held on October 10, 2003 (the "Annual Meeting"), filed concurrently with this Schedule 13E-3 ("Proxy Statement"). The information in the Proxy Statement, including all exhibits thereto, together with the proxy cards, is expressly incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the Proxy Statement and exhibits thereto, including the proxy cards. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. The other purposes of the Annual Meeting are to elect ten directors and transact such other business as may properly come before the Annual Meeting.

Item 1. Summary Term Sheet

          The information set forth in the Proxy Statement under the caption "PROPOSED REVERSE STOCK SPLIT - SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information


     (a) Name and Address. The name of the subject company is Cal-Maine Foods, Inc. (the "Company'). The Company is a Delaware corporation with its principal place of business located at 3320 Woodrow Wilson Drive, Jackson, Mississippi 39209. The Company's telephone number is (601) 948-6813.

     (b) Securities. As of August 29, 2003, there were 10,564,388 shares of common stock, $0.01 par value per share, and 1,200,000 shares of Class A common stock, $0.01 par value per share, of the Company outstanding.

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     (c)  Trading Market and Price. The Company's common stock is quoted on the
          NASDAQ National Stock Market. The information set forth in the Proxy Statement under the caption "DESCRIPTION OF THE REVERSE STOCK SPLIT - High and Low Common Stock Price for Last Two Fiscal Years and Fiscal Quarter ended August 31, 2003" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under the caption "DESCRIPTION OF THE REVERSE STOCK SPLIT - Dividends" is incorporated herein by reference.

     (e) Prior Public Offerings. The Company has not made an underwritten public offering of its common stock during the past three years.

     (f) Price Stock Purchases. The information set forth in the Proxy Statement under the caption "DESCRIPTION OF THE REVERSE STOCK SPLIT - Stock Purchases" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     (a) Name and Address. The filing person, Cal-Maine Foods, Inc., is also the subject company, with its address and telephone number provided in
          Item 2 above. The information set forth in the Proxy Statement under the caption "OWNERSHIP OF VOTING SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated by reference. The name of each director and executive officer of the Company is incorporated by reference to the sections of the Proxy Statement under the headings - "ELECTION OF DIRECTORS - Nominees for Director." The address of each director and executive officer of the Company is c/o Cal-Maine Foods, Inc., 3320 Woodrow Wilson Drive, Jackson, Mississippi 39209.

     (b)  Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons. The information set forth under the caption " ELECTION OF DIRECTORS -- Nominees for Director" in the Proxy Statement is incorporated herein by reference.


          To the Company's knowledge, none of its executive officers and directors has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company's executive officers and directors is a citizen of the United States.

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Item 4. Terms Of The Transaction

     (a)(1) Tender Offers. Not applicable.

     (a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT - SUMMARY TERM SHEET," "SPECIAL FACTORS - Background of the Transaction," "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock Split," "SPECIAL FACTORS - Fairness of the Reverse Stock Split," "FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT" and "DESCRIPTION OF THE REVERSE STOCK SPLIT - Vote Required" is incorporated herein by reference.

     (c) Different Terms. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Effects of the Reverse Stock Split on Unaffiliated Shareholders" is incorporated by reference.

     (d) Appraisal Rights. The information set forth in the Proxy Statement under the caption "DESCRIPTION OF REVERSE STOCK SPLIT - Dissenters' Rights" is incorporated herein by reference.

     (e)  Provisions for Unaffiliated Security Holders. None.

     (f)  Eligibility for Listing of Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (a)  Transactions. Not applicable.

     (b)  Significant Corporate Events. Not applicable.

     (c)  Negotiations or Contracts. Not applicable.

     (d)  Conflicts of Interest. Not applicable.

     (e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the caption "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" is incorporated by reference.

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Item 6. Purposes of the Transaction and Plans or Proposals

     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT --SUMMARY TERM SHEET," and "SPECIAL FACTORS - Effects of the Reverse Stock Split" is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT - SUMMARY TERM SHEET," "SPECIAL FACTORS - Effects of the Reverse Stock Split," "SPECIAL FACTORS - Post Reverse Stock Split Liquidity" and "DESCRIPTION OF THE REVERSE STOCK SPLIT - Authorized Capital Stock Following Reverse Split" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

     (a) Purposes. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT -- SUMMARY TERM SHEET," "SPECIAL FACTORS - Background of the Transaction," and "DESCRIPTION OF THE REVERSE STOCK SPLIT - Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split" is incorporated herein by reference.

(b) and (c) Alternatives and Reasons. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Transaction" and "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock Split" and "SPECIAL FACTORS - Alternatives Considered" is incorporated herein by reference.

     (d) Effects. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT -- SUMMARY TERM SHEET," "SPECIAL FACTORS - Effects of the Reverse Stock Split on the Company's Shareholders," "SPECIAL FACTORS- Effects of the Reverse Stock Split on Directors and Officers," "SPECIAL FACTORS- Effects of the Reverse Stock Split on Unaffiliated Shareholders," "SPECIAL FACTORS - Fairness of the Reverse Stock Split," AND "FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT" is incorporated herein by reference.

Item 8. Fairness of the Transaction

     (a) Fairness. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT -- SUMMARY TERM SHEET," "SPECIAL FACTORS - Fairness of the Reverse Stock Split," "SPECIAL FACTORS - Effects of the Reverse Stock Split on Unaffiliated Shareholders," "SPECIAL FACTORS - Effects of the Reverse Stock Split on Unaffiliated Shareholders" is incorporated herein

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          by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT -- SUMMARY TERM SHEET," "SPECIAL FACTORS - Fairness of the Reverse Stock Split," "SPECIAL FACTORS - Effects of the Reverse Stock Split on Unaffiliated Shareholders, "SPECIAL FACTORS - Effects of the Reverse Stock Split on Unaffiliated Shareholders" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Fairness of the Reverse Stock Split," and "DESCRIPTION OF THE REVERSE STOCK SPLIT - Vote Required" is incorporated herein by reference.

     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (e) Approval of Directors. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Transaction" and " DESCRIPTION OF THE REVERSE STOCK SPLIT - Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (f)  Not Applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) and (b) Report, Opinion or Appraisal; Preparer and Summary of the
          Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (c) Availability of Documents. The full text of the written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), dated August 16, 2003 is attached to the Proxy Statement as Exhibit B thereto and is incorporated herein by reference. The fairness opinion of Houlihan Lokey is available for inspection and copying at Cal-Maine Foods, Inc.'s principal executive office during its regular business hours by any interested common stock shareholder of Cal-Maine Foods, Inc. or by a representative of such shareholder who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration


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     (a)  Source of Funds. The information set forth in the Proxy Statement under the caption "DESCRIPTION OF THE REVERSE STOCK SPLIT - Source of Funds and Expenses" is incorporated herein by reference.

     (b)  Conditions. None.

     (c) Expenses. The information set forth in the Proxy Statement under the caption "DESCRIPTION OF THE REVERSE STOCK SPLIT - Source of Funds and Expenses" is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in the Proxy Statement under the caption "DESCRIPTION OF THE REVERSE STOCK SPLIT - Source of Funds and Expenses" is incorporated herein by reference.

Item 11 Interests In Securities Of The Subject Company

     (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "OWNERSHIP OF VOTING SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

     (b)  Securities Transactions. Not applicable.

Item 12. The Solicitation of Recommendations

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT -- SUMMARY TERM SHEET - Alternatives Considered," "PROPOSED REVERSE STOCK SPLIT -- SUMMARY TERM SHEET - Questions and Answers Regarding Stock Split," and "DESCRIPTION OF THE REVERSE STOCK SPLIT - Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (e) Recommendation of Others. The information set forth in the Proxy Statement under the captions "PROPOSED REVERSE STOCK SPLIT -- SUMMARY TERM SHEET - Alternatives Considered," "PROPOSED REVERSE STOCK SPLIT -- SUMMARY TERM SHEET - Questions and Answers Regarding Stock Split" and "DESCRIPTION OF THE REVERSE STOCK SPLIT - Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split" is incorporated herein by reference.

Item 13. Financial Statements

     (a) Financial Information. The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION" is incorporated

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          herein by reference.

     (b) Pro Forma Information. The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION" is incorporated by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

     (a)  Solicitations or Recommendations. None.

     (b) Employees and Corporate Assets. The information set forth on the first page of the Proxy Statement under the heading "Our Board of Directors is soliciting the enclosed proxy" is incorporated herein by reference.

Item 15. Additional Information

     (b) Other Material Information. The information set forth in the Company's 2003 Annual Report, including all exhibits thereto, is incorporated herein by reference.

Item 16. Exhibits

   (a)(1) Preliminary Proxy Statement relating to the annual meeting of shareholders filed with the Securities and Exchange Commission concurrently with this filing (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed concurrently with this Schedule 13E-3).

   (a)(2) Press Release of Cal-Maine Foods, Inc., dated July 14, 2003 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of Cal-Maine Foods, Inc. dated July 14, 2003).

   (a)(3) Press Release of Cal-Maine Foods, Inc., dated August 18, 2003 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of Cal-Maine Foods, Inc. dated August 18, 2003). (a)(4) The Company's Current Report on Form 8-K (reporting an event under
          Item 5), dated August 18, 2003 (filed with the SEC on August 22, 2003) is incorporated herein by reference.

   (a)(5) The Company's Current Report on Form 8-K (reporting an event under
          Item 5), dated August 25, 2003 (filed with the SEC on August 29, 2003) is incorporated herein by reference.

     (b) Third Amendment to Second Amended and Restated Revolving Credit Agreement among

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          Cal-Maine Foods, Inc., Cooperatieve Centrale Raiffeisen-Borenleenbank
          B.A.and other "Banks" as defined, dated as of September ___, 2003 (to be filed by Amendment to this Schedule 13E-3).

     (c) Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (incorporated herein by reference to Exhibit B of the Preliminary Proxy Statement on Schedule 14A listed as exhibit (a)(1) to this
          Schedule 13E-3).

     (d)  None.

     (f)  None.

     (g)  None.

     (h)  None.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     CAL-MAINE FOODS, INC.



                                     By:  /s/ Fred R. Adams, Jr.
                                          --------------------------------------

                                          Name: Fred R. Adams, Jr.
                                          Title: Chairman of the Board and
                                                 Chief Executive Officer



Dated:  September 4, 2003


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